

February 6, 2013

Via E-mail
Jody H. Feragen
Chief Financial Officer
Hormel Foods Corporation
1 Hormel Place
Austin, Minnesota 55912-3680

     Re: **Hormel Foods Corporation**
               Form 10-K for the fiscal year ended October 28, 2012
               Filed December 19, 2012
               File No. 001-02402

Dear Ms. Feragen:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended October 28, 2012

Selected Financial Data, page 13

1. We note the presentation of the non-GAAP measures EBIT and EBITDA and the related statement that management believes they are useful measures for investors. Please revise to disclose to what extent, if any, management uses such measures. Refer to the guidance outlined in Item 10(e)(1)(i)(D) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 16

2. We note that your current discussion of changes in results of operations for the various periods presented in your financial statements includes a discussion of the factors responsible for the changes in the various categories of revenue and expenses but does not provide adequate quantification as to how each factor impacted your results of operations for the various periods presented. Where multiple factors impact a line item in your financial statements, please revise to quantify, where practical, how each factor impacted your reported results of operations for the periods presented.

3. We note from the disclosure in the last paragraph on page 20 and from the discussion on page 24 that the lower general corporate expense for the fourth quarter and fiscal years 2012 and 2011 as compared to the comparable periods of the prior years was due in part to a reduction in the lower of cost or market inventory reserve. Please tell us the nature and amount of the lower of cost or market inventory reserve that was recognized in 2012 2011 and 2010 as a component of general corporate expense. Also, please explain in detail why you believe it was appropriate to reflect any adjustments to such reserve as a component of general corporate expense rather than costs of sales. We may have further comment upon review of your response.

Liquidity and Capital Resources, page 25

4. Please revise your MD&A discussion of cash flows from operating, investing and financing activities to cover the three years presented in your financial statements as required by Item 303(a) of Regulation S-K. In this regard, we note that no discussion of cash flows from operating, investing, or financing activities has been provided for fiscal 2010.

Financial Statements
Notes to Consolidated Financial Statements, page 38
Note N Fair Value Measurements, page 55

5. We note from page 57 that certain assets and liabilities are measured at fair value on a non-recurring basis and that an impairment charge was required to reduce such assets to fair value during the second quarter of fiscal year 2010. In this regard, please ensure your footnote includes all disclosure requirements prescribed by ASC 820-10-50-5 with respect to non-recurring fair value measurements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief